

DIVISION OF
CORPORATION FINANCE

May 4, 2009

Claudio Luis Del Valle Cabello,
Chief Financial and Administrative Officer
Vitro, S.A.B. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
Sand Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

> **Re: Vitro, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-10905**

Dear Mr. Cabello:

We have reviewed your response letter dated April 29, 2009, and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 5. Operating and Financial Review and Prospects

1.   We understand that your substantial 2008 derivatives losses and resulting debt defaults are primarily attributable to a material decline in natural gas prices. It does not appear that a material exposure to such price declines was clearly disclosed in the form 20-F filed June 27, 2008. Your response to our February 20, 2009 comment letter indicates that you have already addressed your disclosure requirements via existing disclosures in the 20-F. However, we have read the eight disclosure excerpts referenced in your letter and are unable to locate a disclosure that clearly informs readers about the potential adverse impact of a decline in natural gas prices. Given your disclosures on pages 4, 39, and 107, which all highlight the adverse impact of natural gas price <u>increases,</u> it is not clear how a reader could fully understand that a natural gas price <u>decrease</u> could adversely impact your operating results and liquidity. Please clarify for us how the disclosures in your 20-F informed readers about the potential adverse impact of falling natural gas prices. In this regard we note the guidance in Item 5.D. of the form instructions.

2.   You refer to page 39 of Item 5 where you have discussed the fact that increases in the price of certain raw materials, particularly natural gas, continues to negatively affect

your cost of goods sold. This disclosure about the correlation between the price of natural gas and your cost of goods sold clearly implies that a material decline in natural gas prices would have the beneficial impact of substantially reducing your cost of goods sold expense. Please clarify for us why this positive impact realized in 2008 did not offset the adverse impact on your derivative portfolio.

3.   You state in your letter that your derivative losses in 2005-2007 were precipitated by decreases in natural gas prices. The $20 million loss in 2007 comprised 21% of operating income after financing result and 166% of net income. The $30 million loss in 2006 comprised 188% of operating income after financing result and 125% of net income. The $30 million loss in 2006 substantially exceeded the $2 million loss in 2005 and caused total financing cost to exceed operating income for the first time since 2003. The impact appears similarly material to the US GAAP financial statements presented on page F-63. Item 5.A of the form instructions requires disclosure of significant factors that materially impact income from operations. Section 501.04 of the Financial Reporting Codification requires a disclosure that analyzes the causes of material changes from year-to-year in financial statement line items to the extent necessary to an understanding of the registrant's businesses as a whole. In Release No. 33-7386, the Commission reiterated that material risks and uncertainties caused by market risk factors must be discussed in MD&A. Given that falling natural gas prices had a material impact on specific financial statement line items and impacted the year-to-year comparison of your earnings measures, it is unclear why the impact of falling natural gas prices on historical operating results was not disclosed. Please clarify for us how your existing disclosures comply with the guidance referenced herein.

4.   In your recently completed sensitivity analysis, you use a 19% volatility rate for natural gas prices to demonstrate that the natural gas derivative positions did not represent a known risk reasonably likely to materially affect the Company. Please clarify for us why this assumption would have been used by the preparers of the form 20-F given that natural gas prices increased 129% and 84%, respectively, between July 25, 2007 and June 25, 2008, and between December 26, 2007 and June 25, 2008.

5.   Please clarify for us how your "adverse scenario" $36.48 million loss calculation supports your position that disclosure of the potential impact of falling natural gas prices, as a material uncertainty, was not required in the 20-F. Given the size of your derivative portfolio, and the material impact of derivative losses on historical operating results, and the tremendous volatility of natural gas prices in the 12 months prior to filing of the 20-F, it remains unclear how management could conclude that a decline in natural gas prices was not reasonably likely to occur, and that a decline in natural gas prices would have an immaterial impact on financial condition and results of operations. See Section 501.02 of the Financial Reporting Codification.

6.   You indicate that the derivative contracts that resulted in the losses were contracts entered into after June 27, 2008, when the Form 20-F was filed. Your response does not

indicate that the derivatives entered into after June 27, 2008 were materially different from the ones entered into prior to that date, nor does your response indicate that the risk exposures of the post-June 27, 2008 derivative portfolio was materially different. In this regard, we note that the tables of favorable and unfavorable exposures at December 31, 2007 and at September 30, 2008 both show an unfavorable impact from falling natural gas prices. We further note that falling natural gas prices caused losses in your derivatives portfolio in 2006 and 2007. Please provide us with an analysis contrasting all of your natural gas contracts outstanding in June 2008 to the contracts entered into after June 27, 2008. The analysis should fully describe each contract (i.e. when acquired, expiration date, price/quantity terms, and business purpose). The analysis should clearly indicate whether a decrease in natural gas prices would cause a gain or a loss on the contract. Please also identify the specific contracts that caused the $227 million loss reported in your October 10, 2008 form 6-K.

7.   Your Item 11 disclosure on pages 107-108 state that you enter into derivative agreements in order to protect yourself from "the volatility of natural gas prices". Please quantify for us the portion of the derivatives listed on page 108 that were designed to protect you from the impact of falling natural gas prices and please explain the manner in which that would be accomplished.

8.   The instructions to Item 11(a)(1)(i) of the form instructions state that pricing data be included in the disclosure of contract terms for market risk sensitive instruments. Please clarify for us how the existing disclosure concerning natural gas derivative instruments complies with the form instructions.

9.   Please clarify for us where the potential impact of your derivative contracts on the cross-default provisions of your debt agreements was disclosed. In this regard, see Section 501.02 of the Financial Reporting Codification.

        Please file your response within 10 business days or tell us when you will provide us with your response.

        You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant at (202) 551-3738 or me at (202) 551-3355.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief